John Keells Holdings

John Keells Holdings Limited

P.O.Box 76, 130, Glennie Street, Colombo 2, Sri Lanka.
Telephone : 306000 (10 lines) 421101 (8 Lines) Fax : 447087, 439026
e-mail : jkh@keells.com Website : www.keells.com

82-3854

02034410

April 24, 2002

02 MAY 29 AM 10:

Attn: Special Counsel Office of International
Corporate Finance
Securities & Commssions Exchange
Division of Corporate Finance
Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Sir/Madam,

JOHN KEELLS HOLDINGS LIMITED – FINAL DIVIDEND

Please find enclosed a letter forwarded to Colombo stock Exchange regarding the payment of a final dividend of 10% payable on 28/06/2002.

Yours faithfully,
For JOHN KEELLS HOLDINGS LIMITED
KEELLS CONSULTANTS LIMITED

DIRECTOR

Encl.

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

5/29

John Keells Holdings

John Keells Holdings Limited

P.O. Box 76, 130, Glennie Street, Colombo 2, Sri Lanka
Telephone : [illegible] 421101 (8 Lines) Fax : 447087, 439026
email : jkh@keells.com Website : www.keells.com

22nd April 2002

The Director General
Colombo Stock Exchange
Colombo

Atten: Mrs. S. Sellahewa Fax 448925

Dear Sir

FINAL DIVIDEND - FINANCIAL YEAR ENDED 31.03.2002

We write to inform you that the Board of Directors of this company at a meeting held today decided to recommend to the shareholders for approval at the Annual General Meeting of the Company scheduled to be held on 28th June 2002, the payment of a final dividend of 10 % (effective) for the year ended 31.03.2002, out of dividends received.

Yours faithfully
JOHN KEELLS HOLDINGS LIMITED

Miss. A. Coomaraswamy
Group Finance Director